Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

DowDupont Merger

Customer Letter

December 11, 2012

Subject: Dow and DuPont Enter Merger Agreement

Dear Valued [Customer/Partner],

Today Dow announced it has entered into a definitive agreement under which Dow will combine with DuPont in a merger of equals transaction. Within 18 to 24 months of the merger closing, Dow and DuPont intend to pursue a separation of the combined company, DowDuPont, into three independent, publicly traded companies.

Through this transaction, we are significantly expanding our potential to serve customers with unique, differentiated technologies and innovative solutions through three powerful new companies:

•	Agriculture: A leading global pure-play agriculture company that unites DuPont’s and Dow’s seed and crop protection businesses. The combined entity will have the most comprehensive and diverse portfolio and a robust pipeline with exceptional growth opportunities in the near-, mid- and long-term. The complementary offerings of the two companies will provide growers across geographies with a broad portfolio of solutions and greater choice.
•	Material Science: A pure-play industrial leader, consisting of, Dow’s Performance Plastics, Performance Materials and Chemicals, Infrastructure Solutions, and Consumer Solutions (excluding the Dow Electronic Materials business) operating segments, as well as DuPont’s Performance Materials operating segments. The combination of complementary capabilities will create a low-cost, innovation-driven leader that can provide customers in high-growth, high-value industry segments in packaging, transportation, and construction with a broad and deep portfolio of cost-effective offerings.

DOW CONFIDENTIAL – Do not share without permission

•	Specialty Products: A technology-driven leader with unique businesses that share similar specialty market focuses, including our Dow Electronic Materials business as well as DuPont’s Nutrition & Health, Industrial Biosciences, Safety & Protection businesses and Electronics & Communications businesses. Together, their complementary offerings create a new global leader in Electronic Materials, and each business will benefit from more targeted investment in their productive technology development and innovation capabilities.

These intended three companies would define their respective spaces with ground breaking technologies and focused portfolios. Each of the businesses would have significant scale advantages and the ability to deliver superior solutions and choices for customers.

Upon completion of the transaction, Andrew N. Liveris, Dow’s President, Chairman and CEO of Dow, will become Executive Chairman of the newly formed DowDuPont Board of Directors and Edward D. Breen, Chair and CEO of DuPont, will become Chief Executive Officer of DowDuPont.

Following the closing of the transaction, DowDuPont will be dual headquartered in Midland, Michigan and Wilmington, Delaware. The merger transaction is expected to close in the second half of 2016, subject to customary closing conditions, including regulatory approvals, and approval by both Dow and DuPont shareholders. The subsequent separation of DowDuPont, which the companies intend to pursue, would be expected to occur 18-24 months following the closing of the merger.

As you know, Dow has embarked on a strategic transformation over the last several years, making decisive portfolio actions to enhance its portfolio positioning and offerings to our customers. This transaction offers the opportunity to take the next step to combine and grow our businesses in a more focused manner with DuPont’s complementary skills and technologies reinforcing our mission to deliver the greatest level of value to our customers.

Dow remains squarely focused on executing [for/with] you – our [customer/partner] – in order to deliver the highest level of value to all of our stakeholders.

Most importantly, it will remain business as usual at Dow. We will continue to control what we can control and execute flawlessly.

As new information becomes available, we will make every effort to keep you well informed.

Attached is this morning’s press release for your reference. If you have any questions, please do not hesitate to call me or your contact at Dow directly.

Thank you for your continued support.

Sincerely,

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Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Dow and DuPont will cause Diamond-Orion HoldCo to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow 2030 Dow Center Midland, MI 48674 Attention: Investor Relations +1 989-636-1463	DuPont 974 Centre Road Wilmington, DE 19890 Attention: Investor Relations +1 302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

DOW CONFIDENTIAL – Do not share without permission

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